SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2004
Commission File Number 1-6903

PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE APRIL 1, 1999
(Full Title of the Plan)

TRINITY INDUSTRIES, INC.

(Name of issuer of the securities held pursuant to the plan)

Delaware (State of Incorporation)	75-0225040 (I.R.S. Employer Identification No.)

2525 Stemmons Freeway, Dallas, Texas (Address of principal executive offices)	75207-2401 (Zip Code)

Issuer’s telephone number, including area code (214) 631-4420

Profit Sharing Plan for Employees of
Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999

Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003,
and for the Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Profit Sharing Committee
Trinity Industries, Inc.

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999 as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas
May 10, 2005

Profit Sharing Plan for Employees of
Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Plan interest in Trinity Industries, Inc. Master Trust	$122,128,651	$115,894,933
Participant loans	6,671,842	5,220,190

Receivables:
Participant contributions	234,564	215,830
Company contributions	2,927,631	2,613,883

	3,162,195	2,829,713

Net assets available for benefits	$131,962,688	$123,944,836

See accompanying notes.

Profit Sharing Plan for Employees of
Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Plan interest in Trinity Industries, Inc. Master Trust investment income	$8,987,454
Interest income on participant loans	272,290

Contributions:
Participant	8,760,214
Company	2,927,631

Total additions	20,947,589

Deductions
Benefits paid to participants	12,875,447
Administrative expenses	129,133

Total deductions	13,004,580

Transfer in from Thrall Plan	74,843

Net increase	8,017,852

Net assets available for benefits at beginning of year	123,944,836

Net assets available for benefits at end of year	$131,962,688

See accompanying notes.

Profit Sharing Plan for Employees of
Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999 (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) sponsored by Trinity Industries, Inc. (the Company).

Fidelity Management Trust Company (Trustee) is the Trustee of the Plan. The Company and the Trustee have entered into a Master Trust Agreement. Under the Master Trust Agreement, the Plan participates in the Trinity Industries, Inc. Master Trust (the Trinity Master Trust) with the McConway & Torley Profit Sharing Plan, the Trinity Rail Group LLC Hourly Employees’ Retirement Savings 401(k) Plan, and the Trinity Rail Group LLC Certain Illinois Hourly Employees’ Retirement Savings Plan. The Company is the Plan Sponsor for each of the participating Plans.

Participation

Each employee of the Company is eligible to contribute to the Plan on the first day of the month following 60 days of eligible employment, and must meet the following additional requirements:

(1)	Must be in a unit of employees who are designated as eligible to participate in the Plan; and

(2)	Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under this Plan were included in an agreement as a result of good faith bargaining.

Profit Sharing Plan for Employees of
Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective January 9, 2004, any employee who immediately prior to January 9, 2004, was employed by Southern Star Concrete, Inc. became eligible to become a participant in the Plan.

Effective October 26, 2001, any employee of the Thrall Car Manufacturing Company or Duchussois Industries, Inc. who, immediately prior to October 26, 2001, was a participant in, or eligible to participate in, the Thrall Car Manufacturing Company Salaried Employees’ Retirement Savings Plan, the Trinity Rail Group LLC Hourly Employees’ Retirement Savings 401(k) Plan (Thrall Plan), became eligible to participate in the Plan. In 2004, transfers from the Thrall Plan of $74,538 were made into the Plan.

Contributions

Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 14% of their eligible compensation, as defined in the Plan, in 1% increments as designated by the participant. A salary reduction and contribution agreement must be entered into by each employee as the employee begins participation in the Plan, and may be amended at any time.

Company matching contributions shall be made if Company earnings are at least sufficient to pay dividends to stockholders’ but in no event less than $0.33 1/3 per share of common stock. The Board of Directors (Board) may, in its sole discretion, elect to waive the Company earnings requirement. If the Company matching contribution is made, then each participant shall receive an amount equal to a percentage of that portion of such participant’s contribution, up to six percent of such participant’s total eligible compensation for the year, as defined, under the following schedule:

Percentage of Company
Years of Service	Contribution
Less than 1 year	0%
1 but less than 2 years	25%
2 but less than 3 years	30%
3 but less than 4 years	35%
4 but less than 5 years	40%
5 or more years	50%

Profit Sharing Plan for Employees of
Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Company contributions are net of forfeitures, as defined. Company contributions for a given Plan year shall be deposited in the Trinity Master Trust no later than the date on which the Company files its federal income tax return for such year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct daily the investment of participant and Company contributions among fifteen registered investment companies and Company common stock.

Benefits

Distribution of a participant’s vested account balance is payable upon retirement at or after age 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contribution and related earnings.

Withdrawals of up to 100% of the participant’s contributions can be made only to meet “immediate and heavy financial needs” (medical care, college tuition, the purchase of a principal residence, or to prevent the foreclosure on a principal residence), as long as the funds are not available for such needs from other sources. No hardship withdrawals can be made against the earnings on the participant contributions or against any Company contributions and related earnings. These restrictions no longer apply when the participant reaches age 59 1/2.

Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.

Profit Sharing Plan for Employees of
Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Loans may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant’s contribution balance and related earnings plus 50% of the vested portion of the Company contribution balance and related earnings. Loans are subject to rules and regulations established by the Profit Sharing Committee (Committee), as defined by the Plan.

Vesting

The Company contribution and related earnings vest to participants depending upon the number of years of vesting service, as defined, completed by such participant as follows:

Percentage
Years of Service	Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65, and are always 100% vested in participant contributions and the related earnings on such contributions.

Forfeitures

The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts are then used to pay fees and other administrative expenses of the Trinity Master Trust.

Profit Sharing Plan for Employees of
Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administration of the Plan

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company shall not receive compensation for their services.

The expenses incurred by the Trustee in the performance of its duties, including the Trustee’s compensation and the services of the recordkeeper, shall be paid by the Plan unless paid by the Company. All other expenses are paid by the Company.

Amendment or Termination of the Plan

The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (IRS) or other governmental agency, may operate retroactively to reduce or divest the then vested interest in the Plan of any participant, former participant or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.

The Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Trinity Master Trust, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Profit Sharing Plan for Employees of
Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Valuation of Investments

Investments in the Trinity Master Trust are valued at fair value. Investments in registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. The Trinity Stock Fund invests primarily in Company common stock with a fractional amount invested in interest-bearing cash equivalents. Investment in common stock of the Company is stated at fair value based on quoted market prices. Participant loans are valued at their outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

Related-Party Transactions

Certain Plan investments in the registered investment companies and the interest-bearing cash equivalent portion of the Trinity Stock Fund are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Profit Sharing Plan for Employees of
Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999

Notes to Financial Statements (continued)

3. Trinity Master Trust

At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Trinity Master Trust was approximately 92.7% and 91.3%, respectively. Investment income and administrative expenses relating to the Trinity Master Trust are allocated to the Plan based upon average monthly balances invested by the Plan.

Investments held in the Trinity Master Trust as of December 31 are as follows:

	2004	2003

Interest-bearing cash	$33,968,935	$38,116,706
Trinity Industries, Inc. common stock	17,274,735	17,028,757
Registered investment companies	80,501,507	71,811,726

Total	$131,745,177	$126,957,189

Investment income in the Trinity Master Trust for the year ended December 31, 2004, is as follows:

Net appreciation in fair value of investments:
Trinity Industries, Inc. common stock	$1,783,030
Registered investment companies	6,168,549
Interest and dividend income	1,696,552

Investment income	$9,648,131

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 22, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this

Profit Sharing Plan for Employees of
Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999

Notes to Financial Statements (continued)

4. Income Tax Status (continued)

determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Subsequent Events

In December 2004, the Board approved the Company match contribution relating to the 2004 Plan year. In February 2005, the Company match contribution in the amount of $2,927,631, net of forfeitures, was remitted to the Trinity Master Trust.

Supplemental Schedule

Profit Sharing Plan for Employees of
Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN: 75-0225040 Plan #: 029

December 31, 2004

		(c)
		Description of Investment,
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,
	Borrower, Lessor, or	Collateral, Par or Maturity	(d)	(e)
(a)	Similar Party	Value	Cost	Current Value

*	Participant loans	Interest rates from 4% to 11%	$—	$6,671,842

			$—	$6,671,842

*Party in interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999

/s/ Timothy R. Wallace
Timothy R. Wallace
Member, Profit Sharing Committee

/s/ John L. Adams
John L. Adams
Member, Profit Sharing Committee

/s/ Andrea F. Cowan
Andrea F. Cowan
Member, Profit Sharing Committee

INDEX TO EXHIBITS

Exhibit	Seq.
Number	Description	Page No.
23	Consent of Independent Registered Public Accounting Firm	15